U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549



                                FORM 10-SB

                   Registration Statement on Form 10-SB


           GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                             BUSINESS ISSUERS


                          NORTHPORT INDUSTRIES, INC.
                          --------------------------
       (Name of Small Business Issuer as specified in its charter)



           NEVADA                                    93-0947269
           ------                                   ----------
(State or other jurisdiction of                (I.R.S. incorporation or
        organization)                              Employer I.D. No.)

                         Spur 239 & Alderete Road
                          Del Rio, Texas 78840

                             P. O. Box 1428
                          Del Rio, Texas 78841
                      ---------------------------
               (Address of Principal Executive Office)


Issuer's Telephone Number, including Area Code:  (830) 775-0734

 Securities registered pursuant to Section 12(b) of the Exchange  Act:

                         None

 Securities registered pursuant to Section 12(g) of the Exchange  Act:

                 $0.001 par value common stock
                 -------------------------------
                        Title of Class

DOCUMENTS INCORPORATED BY REFERENCE: None.

                                  PART I

Item 1.  Description of Business.
---------------------------------

Business Development.
---------------------


     Organization and Charter Amendments
     -----------------------------------

          Northport Industries, Inc. (the "Company") was organized under the laws of the State of Nevada on April 20, 1987, under the name "Environmental Pyrogenics, Inc." The Company was formed to engage in any lawful activity.

         This Registration Statement is being filed on a voluntary basis to maintain the Company's quotations of its common stock on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD"). See the heading "Effects of Existing or Probable Governmental Regulations,"
Part I, Item I.

          The Company's initial authorized capital consisted of 25,000,000 shares of $0.001 par value common voting stock and 12,500,000 shares of $0.25 preferred stock.

          The following amendments to the Company's Articles of Incorporation were duly adopted and filed with the Secretary of State of Nevada in accordance with the Nevada Revised Statutes from inception to the date hereof, to wit:

          * Changed name to "Northport Industries, Inc." and a reverse split of both the common and preferred shares on a basis of one for 157.7668, while retaining the authorized capital and par value, and with appropriate adjustments in the stated capital and capital surplus accounts of the Company
               (1/8/98).

          * Authorized Series A Non-Voting Preferred Stock with the following rights, privileges and preferences: (i) non-voting;
               (ii) Redemption or Face Value of $1 per share; (iii) 5% cumulative dividend on the Redemption or Face Value; (iv) callable at any time by the Company, by payment of the Redemption or Face Value and any accrued 5% cumulative dividends; (v) convertible at the option of the holder into "restricted securities" in common stock of the Company at the Redemption or Face Value, on the closing bid of the common stock of the Company on the OTC Bulletin Board of the NASD or any other recognized market where these securities publicly trade on the day prior to the conversion; (vi) that the holder can "put" the unconverted preferred stock to the Company at the Redemption or Face Value three years after the issuance date of the preferred stock; and (vii) in the event for any reason the preferred stock is still outstanding after three years from its issuance, the Company, at its option, may convert the Redemption or Face Value into "restricted securities" in common stock of the Company on the closing price of the common stock of the Company on the OTC Bulletin Board of the NASD or any other recognized market where these securities publicly trade on the day prior to conversion (12/1/98).

         All computations in this Registration Statement take into account this reverse split.

          Copies of the Initial Articles of Incorporation of the Company and these amendments are attached hereto and incorporated herein by reference. See Item 13.

     Public Offerings

     ----------------

         (1) Conducted public offering pursuant to Rule 504 of Regulation D of the Securities and Exchange Commission (1987).

         (2)   Sold 280,000 shares pursuant to Rule 504 (8/98).

     Reorganizations
     ---------------

          The Company has been party to the following reorganizations since its inception:

          (1) Acquired 100% of the outstanding securities of Versatech Manufacturing, Inc., a Texas corporation ("Versatech" and the "Versatech Plan") in exchange for 3,000,000 shares of the Company's common stock, designated as "restricted securities." The Versatech Plan was effective on December 24, 1997.

          * The Versatech Plan was adopted, ratified and approved by the Boards of Directors of the Company and Versatech, and by all of the stockholders of Versatech.

          * The source of the consideration used by the Versatech stockholders to acquire their respective interest in the Company was the exchange of the outstanding securities of Versatech.

          * The basis of the "control" by the Versatech stockholders was stock ownership.

          * The former controlling stockholders of the Company prior to the completion of the Versatech Plan were Michael Silvey, William A. Silvey, Jr. and W. Scott Thompson, directors and executive officers. William A. Silvey, Jr. was a beneficial owner of approximately 1,900 pre-Versatech Plan outstanding voting securities of the Company, and received 135,000 shares of the Company's common stock for services related to the Versatech Plan, which were designated as "restricted securities." W. Scott Thompson was a beneficial owner of 6 pre-Versatech Plan outstanding voting securities of the Company, and received 135,000 shares of the Company's common stock for services related to the Versatech Plan, which were designated as "restricted securities."

          * No director or executive officer of the Company had any interest in Versatech prior to the completion of the Versatech Plan.

         A copy of the Versatech Plan, together with all material exhibits, is attached hereto and incorporated herein by reference. See Part III, Item
1.  Also, see the caption "Recent Sales of Unregistered Securities," Part II,
Item 4.

         (2) Acquired 100% of the outstanding securities of JOH Rubber, Inc., an Ontario corporation ("JOH" and the "JOH Purchase"), in exchange for 193,767 shares of the Company's common stock, designated as "restricted securities." The JOH Purchase was effective on July 8, 1998.

          * 400,000 shares of Series A Non-voting Preferred Stock were also issued to the JOH stockholders on January 8, 1999.

          * No director or executive officer of the Company had any interest in the JOH Purchase prior to the completion of the JOH Purchase, except Matt Baumgartner, an executive officer and director of the Company, who owned approximately 40% of JOH at the time of the JOH Purchase.

         A copy of the JOH Purchase, together with all material exhibits, is attached hereto and incorporated herein by reference. See Part III, Item 1. Also, see the caption "Recent Sales of Unregistered Securities," Part II, Item 4.


     Changes of Control During the Past Three Years
     ----------------------------------------------

          Pursuant to the Bylaws and the Nevada Revised Statues, the following changes of control have occurred during the past three years:

          * Michael Silvey, William A. Silvey, Jr. and W. Scott Thompson were elected to serve as directors; and William A. Silvey, Jr. was elected President; and W. Scott Thompson was elected Secretary/Treasurer (10/2/92).

          * Messrs. Silvey, Silvey and Thompson resigned, in seratim, and designated Robert L. Michelini, Len Baker, Bradley D. Osgood and Matt Baumgartner, to serve as directors, and Robert L. Michelini was elected President, Len Baker was elected Vice President and Treasurer and Bradley D. Osgood was elected Secretary (12/24/97).

          See the caption "Security Ownership of Certain Beneficial Owners and Management," Part I, Item 4.

     Sales of "unregistered" and "restricted" securities over the past three years
     -----

          See the caption "Recent Sales of Unregistered Securities," Part II, Item 4.

Business.
---------

         The Company is an original Equipment Manufacturer ("OEM") of sports and golf bags and a supplier to U.S. corporate clients with three divisions: automotive, infant products and golf equipment. In the automotive division, services range from assembly only to design, materials procurement and full wrap of gearshift handles and gearshift boots for Cadillac, Oldsmobile and Saturn; infant car seats in the infant products division; and, in the golf equipment division, twelve styles and sizes of golf bags, from junior to professional, are produced for various OEM customers; the Company also sells these products under its own brand, "Ever-Green."

Year 2000
---------

         The Company has been advised by BusinessVision Management Systems, Inc., who is the supplier of the Company's management systems and accounting software, that it is Year 2000 compliant in all areas.

         The Company can give no assurance that third parties with whom it does business (e.g., banks and utilities) will ensure Year 2000 compliance in a timely manner or that, if they do not, their computer systems will not have an adverse effect on the Company. However, the Company does not believe that Year 2000 compliance issues of such third parties will result in a material adverse effect on its financial condition or results of operations.

Principal Products and Services.
--------------------------------

         The Company is an OEM of sports and golf bags and a supplier to U.S. corporate clients with three divisions: automotive, infant products and golf equipment.

          Automotive Division

          *    Assembly to design.

          * Materials procurement and full wrap of gearshift handles and gearshift boots for Cadillac, Oldsmobile and Saturn.

         *    Electrical harnesses for heated seats.

          Infant Products

          *    Infant car seats.

          Golf Equipment Division

          * Golf bags, with twelve styles and sizes of golf bags from junior to professional are produced for various OEM customers.

          *    Sales of golf bags under the Company's own brand name "Ever-
               Green."

Distribution Methods of the Products or Services.
-------------------------------------------------

         The Company uses direct trucking contracts and customer trucks to distribute their products.

Status of any Publicly Announced New Product or Service.
--------------------------------------------------------

          Pursuant to the JOH Purchase, the Company acquired all of the outstanding securities of JOH and the U.S. Patent for a vulcanized-in-place sealing system for automotive engines and transmissions.

Competitive Business Conditions.
--------------------------------

         The Company has established itself as a leader in producing juvenile products. A "nitch" market-gearshift handles, wrapping-has only one other competitor.

Sources and Availability of Raw Materials and Names of Principal
Suppliers.
-----------

          The Company's major raw material/supplies required include thread, material for golf bags and child infant seats, leather and various plastic components. A list of major suppliers includes, but is not limited to the following companies: Evenflo, American & Efrid, Brookwood Rolls Goods, Seiler Plastics, Tape Craft, Seton, Coat's Bell and Creative Foam.

Dependence on One or a Few Major Customers.
-------------------------------------------

          The Company's major customer is Evenflo, with whom it has a three year agreement that the Company will provide 80% of their soft pads. The Company is the process of negotiating a five year agreement with Evenflo, with an estimated completion date of the end of March 1999.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty
Agreements or Labor Contracts.
------------------------------

          The Company recently acquired JOH and its vulcanized-in-place sealing system for automotive engines and transmissions. JOH owned Patent #4,819,953, dated April 11, 1989.

Need for any Governmental Approval of Principal Products or
Services.
---------

         There are no material governmental regulations which affect the current business operations of the Company.

Effect of Existing or Probable Governmental Regulations on
Business.
---------

        Effective January 4, 1999, the NASD adopted rules and regulations requiring that prior to any issuer having its securities quoted on the OTC Bulletin Board of the NASD that such issuer must be "reporting issuer" which is required to file reports under Section 13 or 15(d) of the Securities and Exchange Act of the 1934, as amended (the "1934 Act"). The Company is not currently a "reporting issuer," and this Registration Statement will bring the Company into compliance with these listing provision of the OTC Bulletin Board and prevent the NASD from delisting quotations of the Company's common stock. Under the "phase-in" schedule of the NASD, the Company has until February, 2000, within which to become a "reporting issuer." See Part II, Item 1.

Research and Development.
-------------------------

          The Company sets aside 5% of sales for Research and Development. None was expended as of December 31, 1997, since the Company had only recently commenced business operations. As of September 30, 1998, the Company had expended approximately $60,000 on R & D for its golf bag line and automotive gearshift products. It anticipates spending approximately $20,000 more by December 31, 1998.

Cost and Effects of Compliance with Environmental Laws.
-------------------------------------------------------

          Since the nature of the Company's business is to cut and sew, the Company does not have an environmental problem. The foam that the Company brings into Mexico to cut is either returned as part of the product to the U.S. or, if scrap material, is returned to the U.S. from Mexico and is disposed of appropriately.

Number of Employees.
--------------------

          Approximately 450.

 Item 2.  Management's Discussion and Analysis or Plan of Operation.
--------------------------------------------------------------------

Plan of Operation.
------------------

          The Company will be adding three new customers within the next 12 months, ETM, W.E.T. and Libracter.

          During the next 12 months, the Company's foreseeable cash requirements will be met by bank financing or raising an additional $700,000 through debt or equity financing. The Company plans on continuing to do research in the "JOH Rubber" area, primarily in the composite polymoric material in either thermosetting or thermoplastic. The Company has purchased a new auto CAD system at an approximate cost of $75,000, and plans on improving its manufacturing plant at a cost of $150,000 and on purchasing two injection molding machines at a cost of approximately $400,000. The financing for the two injection molding machines will come from bank financing through the German Export Group.

         The Company also expects to grow from 450 employees to approximately 600 employees, all in Mexico, within the next six months.

Results of Operations.
---------------------

         There was no activity through December 1997, since the Company did not commence operations until January 1998. Operations improved dramatically throughout 1998. Revenue improved from $753,976 to $2,177,155. Earnings improved from a loss of ($482,486) to a profit of $186,721. Primarily, this was due to improved plant efficiency from 30% to 80%. Efficiency is expected to be at 100% by the end of the year. Additionally, the Company secured long-term commitments from two new customers--May & Scofield and Evenflo.

Liquidity.
---------

         Liquidity improved with approximately $154,700 in equity financing, and from increased revenues.

Item 3.  Description of Property.
---------------------------------

          The Company leases several properties.

          * Office and warehouse at Spur 277 and 239 Alderete Lane, Del Rio, Texas, which is leased for $2,500 per month with the lease ending January 31, 1999. The space is being leased on a month to month basis until the Company determines its long-term needs.

          * Building at 4 Carretera Presa in Coahuila, Mexico, which is leased for $5,000 per month, with the lease ending November 1999.

          * Building in Coahuila, Mexico, for $3,440 per month, with the lease being renewable.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.
------------------------------------------------------------------------

Security Ownership of Certain Beneficial Owners.
------------------------------------------------

          The following table sets forth the share holdings of those persons who own more than five percent of the Company's common stock as of the date hereof with the number of outstanding shares at 5,892,069, which includes 280,000 shares in the Company's treasury that are to be canceled:


                      Number of Shares               Percentage
Name and Address     Beneficially Owned               of Class
----------------     ------------------               --------

Fairfax Industries, Inc.(1) 1,488,000                 25.25%
46641 Arboretum
Plymouth, Michigan 48170

Cenote Plastics(2)            900,000             15.28%
P. O. Box 421812
Del Rio, Texas 78842-1812

     (1)Robert L. Michelini and Bradley D. Osgood each own 40% of Fairfax Industries, Inc.

     (2)Matt Baumgartner owns 50% of Cenote Plastics.

 Security Ownership of Management.
---------------------------------

          The following table sets forth the share holdings of the Company's directors and executive officers as of the date hereof:

                          Number of Shares      Percentage of
Name and Address         Beneficially Owned         of Class
----------------         ------------------      -------------
Robert L. Michelini(1)       745,200               12.65%

Bradley D. Osgood(1)         595,200               10.10%

Matt Baumgartner(2)          460,240                7.81%

Fernando Gonzales   Garza     -0-                    -0-

Len Baker                     -0-                    -0-
                           ---------              -------
Directors and Officers as
a group                    1,800,640               30.56%

      (1) Robert L. Michelini and Bradley D. Osgood each own 40% of Fairfax Industries, Inc. (40% of Fairfax's holdings are included in each person's ownership), with Robert L. Michelini having an additional 300,000 shares in his name.

      (2) Matt Baumgartner owns 50% of Cenote Plastics, (50% of Cenote's holdings are included in his ownership), with an additional 10,240 shares in his name.

          See the caption "Directors, Executive Officers, Promoters and Control Persons," below, Part I, Item 5, for information concerning the offices or other capacities in which the foregoing persons serve with the Company.

Changes in Control.
-------------------

          There are no present arrangements or pledges of the Company's securities which may result in a change in control of the Company.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.
-------- -------------------------------------------------------------

Identification of Directors and Executive Officers.
---------------------------------------------------

          The following table sets forth the names of all current directors and executive officers of the Company. These persons will serve until the next annual meeting of the stockholders or until their successors are elected or appointed and qualified, or their prior resignation or termination.

                                  Date of         Date of
                    Positions    Election or     Termination
Name                  Held       Designation   or Resignation
----                  ----       -----------   --------------
Robert L. Michelini President,     12/24/97         *
                    Chairman,      12/24/97         *
                    CEO            12/24/97         *
                    and Director   12/24/97         *

Matt Baumgartner    Secretary       2/15/98         *
                    and Director   12/24/97         *

Bradley D. Osgood   Treasurer       2/15/98         6/30/98
                    and Director   12/24/97         *
                    Secretary      12/24/97         2/15/98

Len Baker           Vice President 12/24/97         *
                    Treasurer      12/24/97         *
                    Director       12/24/97         *
                    Assistant Sec  12/24/97         *
Fernando Gonzalez
Garza               Director        10/2/98         *

          * These persons presently serve in the capacities indicated.

Business Experience.
--------------------

         Robert L. Michelini, President, Chairman, CEO and a director. Mr. Michelini is 61 years of age and graduated with a B.B.A. from Western Michigan University, with a minor in Math and an MBA from the University of Detroit.
He began his business career as a Systems, Analyst with I.B.M. Corporation where he set up and designed computer systems (1960-1963) and from there moved on to Bendix Corporation as the Director of Corporate Computer Systems (1963-
1970). From 1970 to 1979, Mr. Michelini worked for Lear Corporation as the President of Acts Computing and as Vice President of the corporation. During this time, he developed, set up and ran the online lotto for the State of Michigan and managed the facility management contract on the largest computer in the world. Beginning his career as an entrepreneur, Mr. Michelini opened the doors on Computer Alliance. As Chairman and 60% owner of the Company, his leadership was instrumental to it being designated as the fastest growing company in Michigan and 18th in the United States in 1984 (1979-1985). As President and 50% owner of Fair Haven Industries (1983-1990), Mr. Michelini's expertise resulted in automotive sales that increased from $2,000,000 to $22,000,000, with an eventual buy-out by Lear Corporation. From 1990-1994, Mr. Michelini acted as President of the Bauerhim division of Gecamex Industries, Inc. ("Gecamex"), while simultaneously holding the position of Vice President of Gecamex. As such, he was directly responsible for taking the company from a $500,000 loss in 1990 to a $1,500,000 dollar profit in 1993. Mr. Michelini acted as President of Fairfax/Versatech from 1994-1997.

         Matt Baumgartner, Secretary and a director. Mr. Baumgartner is 57 years of age and graduated with a Bachelor of Science in Chemical Engineering and an MBA from the University of Windsor. He worked as a process engineer for a supplier of automotive plastics from 1964 to 1967, and taught college mathematics from 1967 to 1980. Since 1980, through the present, Mr. Baumgartner has been a leader in the entrepreneurial start-up of companies in the automotive supply industry, together with German partners. Mr. Baumgartner was the co-founding manager, looking after all aspects of managing the start-up of the Canadian manufacturing facility in the following companies: Kautex (now part of Textron), which produced blow-molded plastic fuel tanks; Kuester (now part of Magna), which produced cable-drive window lifters; Rasmussen (still independent), which produces quick-connect hose mechanisms and hose clamps; JOH (now part of the Versatech group of Companies), which produces power-train composite cover/sealing systems; Bauerhin (now part of the Versatech group of Companies), which produces interior trim assemblies and electric seat heaters; Knapp Plastics (now part of LDM Technologies), which produces interior and exterior molded plastic automotive parts; Gecamex (now part of the Versatech group of Companies), which was a merger of the JOH and Bauerhin companies taken public on the Toronto Stock Exchange in 1993.

         Bradley D. Osgood, director. Mr. Osgood is 59 years of age and graduated from Hillsdale College with a degree in Business. After graduation, he worked for a large CPA firm for the next five years. He then became Chairman of Fair Haven Industries, which was eventually bought out by Lear Corporation. Since that time, he has been President of Red River Company, a manufacturer's representative business out of Austin, Texas.

         Len Baker, Vice President, Treasurer, Assistant Secretary and director. Mr. Baker is 37 years of age and graduated from the Manufacturing engineering program at St. Clair College in Windsor, Ontario Canada and has continued his education by completing one year in the St. Clair College Architectural Engineering Technology program; received certification from completion from the Ontario Management Development Program; received a Human Resources Certificate through part-time studies; and completed two years of study toward a business of Commerce degree at the University of Windsor. From August 1983 through March 1993, Mr. Baker held positions as Quality Control Inspector, Quality Control Supervisor/Statistical Process Control Coordinator, Plant Manufacturing Engineer, and Quality Control Manager at various automotive manufacturing companies in Canada. He was personally responsible for ensuring the quality conformance of stamped automotive parts, training in the use of S.P.C. and various inspection methods and for the preparation of Initial Sample Inspection Reports. From March 1993 through December 1997, Mr. Baker has held positions as General Manager for an Ontario facility that manufactured seating for Chrysler and was accountable for the profitability of the operations; Vice President of Manufacturing for manufacturing facilities for two locations in Canada, one operation in Michigan and the Del Rio, Texas/Ciudad Acuna operations. Mr. Baker accepted the position of General Manager of Gecamex in October of 1994, a position he held through the recent reorganization and continues to hold for Versatech.

         Fernando Gonzales Garza, Director. Mr. Gonzales is 43 years of age and graduated with a degree in Business Administration from Universidad Regiomontana in Monterrey, Nuevo Leon, Mexico and continued his education at Texas A & M International University, Laredo, Texas, receiving a Master of Business Administration on International Trade. He founded AFRASA International in 1977. Mr. Gonzalez in President and CEO of AFRASA, a company engaged in retailing and distributing auto parts. The company employs 44 people and maintains six retail stores and two warehouses. Mr. Gonzalez is and has been actively involved in politics in Acuna, and is a member of the Chamber of Commerce on both sides of the border.

Significant Employees.
----------------------

          The Company has no significant employees who are not executive officers.

Family Relationships.
---------------------

          None.

Involvement in Certain Legal Proceedings.
-----------------------------------------

          During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the Company:

            (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

            (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

            (3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

            (4) was found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 6.  Executive Compensation.
--------------------------------

          The following table sets forth the aggregate compensation paid by the Company for services rendered during the periods indicated:

                    SUMMARY COMPENSATION TABLE


                           Long Term Compensation

                    Annual Compensation   Awards  Payouts

(a)             (b)   (c)   (d)   (e)   (f)   (g)   (h)    (i)

                                              Secur-
                                              ities        All
Name and   Year or               Other  Rest- Under- LTIP  Other
Principal  Period   Salary Bonus Annual rictedlying  Pay- Comp-
Position   Ended      ($)   ($)  Compen-Stock Optionsouts ensat'n
-----------------------------------------------------------------

Robert L.
Michelini,  12/31/96    0     0     0     0      0     0   0
President,  12/31/97    0     0     0     0      0     0   0
Chairman,    9/30/98    0     0     0     0      0     0 $60000
CEO and
Director

Matt
Baumgartner,12/31/96    0     0     0     0      0     0   0
Secretary   12/31/97    0     0     0     0      0     0   0
and Director 9/30/98    0     0     0     0      0     0   0

Bradley D.
Osgood,     12/31/96    0     0     0     0      0     0   0
Treasurer   12/31/97    0     0     0     0      0     0   0
and Director 9/30/98    0     0     0     0      0     0   0

Len Baker,  12/31/96    0     0     0     0      0     0   0
Director    12/31/97  $85000  0     0     0      0     0   0
             9/30/98  $45000  0     0     0      0     0   0

          Other than the salary listed above, no cash compensation, deferred compensation or long-term incentive plan awards were issued or granted to the Company's management during the fiscal years ended December 31, 1997 or 1996 or the period ended September 30, 1998. Further, no member of the Company's management has been granted any option or stock appreciation rights; accordingly, no tables relating to such items have been included within this Item.

Compensation of Directors.
--------------------------

          There are no standard arrangements pursuant to which the Company's directors are compensated for any services provided as director. No additional amounts are payable to the Company's directors for committee participation or special assignments.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements.
-------------

          There are no employment contracts, compensatory plans or arrangements, including payments to be received from the Company, with respect to any director or executive officer of the Company which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with the Company or its subsidiaries, any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

Item 7.  Certain Relationships and Related Transactions.
--------------------------------------------------------

        The following is the material transaction between the Company and any director, executive officer, five percent stockholder or promoter or founder of the Company:

          *    See the heading "Reorganizations," Part I, Item 1, paragraph
               (2) and also see Part III, Item 1, Exhibit 10.2, "Offer to Purchase dated August 14, 1998 of JOH Rubber Inc."

Parents of the Issuer.
----------------------

          The Company has no parents.  See the caption "Business
Development," Part I, Item 1.

Item 8.  Description of Securities.
-----------------------------------

          The Company has two classes of securities authorized, consisting of 25,000,000 shares of $0.001 par value common voting stock and 12,500,000 shares of $0.25 par value non-convertible preferred voting stock.

     Common Stock
     ------------

         The holders of the Company's common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders. The shares of common stock do not carry cumulative voting rights in the election of directors.

          Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock or other securities. The common stock is not subject to redemption rights and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. All shares of the common stock now outstanding are fully paid and non-assessable.

         There are no outstanding options, warrants or calls respecting any of the authorized but unissued common stock of the Company.

         There is no provision in the Company's Articles of Incorporation, as amended, or Bylaws, as amended, that would delay, defer, or prevent a change in control of the Company.

     Preferred Stock
     ---------------

         The are two classes of preferred stock authorized to be issued by the Board of Directors (i) preferred stock, and (ii) Series A Non-Voting Preferred Stock.

     Preferred Stock
     ---------------

          *    Non-voting.

          *    $233,541 liquidation preference.

          *    Convertible to common on a basis of one for one.

          *    5,921 shares outstanding.

     Series A non-voting
     --------------------

          *    Non-voting.

          *    Redemption or Face Value of $1 per share.

          *    5% cumulative dividend on the Redemption or Face Value.

          * callable at any time by the Company, by payment of the Redemption or Face Value and any accrued 5% cumulative dividends.

          * convertible at the option of the holder into "restricted securities" in common stock of the Company at the Redemption or Face Value, on the closing bid of the common stock of the Company on the OTC Bulletin Board of the NASD or any other recognized market where these securities publicly trade on the day prior to the conversion.

          * that the holder can "put" the unconverted preferred stock to the Company at the Redemption or Face Value three years after the issuance date of the preferred stock.

          * in the event for any reason the preferred stock is still outstanding after three years from its issuance, the Company, at its option, may convert the Redemption or Face Value into "restricted securities" in common stock of the Company on the closing price of the common stock of the Company on the OTC Bulletin Board of the NASD or any other recognized market where these securities publicly trade on the day prior to conversion.

          * 400,000 were issued to the JOH stockholders; see the heading "Reorganizations," Part I, Item 1, paragraph (2).

         There are no outstanding options, warrants or calls respecting any of the authorized but unissued preferred stock of the Company.


                                  PART II

Item 1. Market Price of and Dividends on the Company's Common Equity and Other Stockholder Matters.
--------------------------

Market Information.
-------------------

         The Company's common stock is quoted on the OTC Bulletin Board of the NASD under the symbol "PESO." Quotations commenced on July 1, 1997, as "unpriced."

         The following quotations were provided by the National Quotation Bureau, LLC, and do not represent actual transactions; these quotations do not reflect dealer markups, markdowns or commissions.

                             STOCK QUOTATIONS*

                                               CLOSING BID

Quarter ended:                          High                Low
--------------                          ----                ---

September 30, 1997                      unpriced

December 31, 1997                       unpriced

March 31, 1998                          unpriced

June 30, 1998                           5.00                5.00

September 30, 1998                      5.75                 .1875

December 31, 1998                       1.5625               .16

Restricted Securities
---------------------

         There are currently 5,892,069 outstanding voting securities of the Company, which includes 280,000 shares in the Company's treasury to be canceled, 5,312,258 of which are designated as "restricted securities." Of these 5,312,258 "restricted securities," 4,608,191 have satisfied the one year holding period of Rule 144, and may be publically sold in accordance with this Rule; the effectiveness of this Registration Statement will enable the Company to have "current public information" available for resale of "restricted securities" 90 days after the effective date (60 days after its filing), so long as all required reports have been filed. Any sales of these "restricted securities" could have an adverse affect on the current or any future public market for the Company's common stock.

Holders.
--------

          The number of record holders of the Company's securities as of the date of this Registration Statement is approximately 178.

Dividends.
----------

          The Company has not declared any cash dividends with respect to its common stock or its preferred stock, and does not intend to declare dividends in the foreseeable future. The future dividend policy of the Company cannot be ascertained with any certainty, no such policy will be formulated. There are no material restrictions limiting, or that are likely to limit, the Company's ability to pay dividends on its securities.

Item 2.  Legal Proceedings.
---------------------------

          The Company is not a party to any pending legal proceeding. No federal, state or local governmental agency is presently contemplating any proceeding against the Company. No director, executive officer or affiliate of the Company or owner of record or beneficially of more than five percent of the Company's common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
---------------------

          There have been no changes in the Company's principal independent accountant in the past two fiscal years or as of the date of this Registration Statement.

Item 4.  Recent Sales of Unregistered Securities.
-------------------------------------------------

                           Date           Number of           Aggregate
 Name or Group           Acquired          Shares           Consideration
 -------------           --------         ---------         -------------
Common Stock

Versatech Plan
 Versatech stockholders  12/24/97        3,000,000               (1)
 Consultants and
 attorneys               12/24/97          450,000               (2)
 Finders and their
 donees                  12/24/97        1,150,000               (3)
 Private Placement       12/24/97          350,000               (4)
JOH Purchase
 JOH stockholders         8/14/98          193,767               (5)
Leonard W. Burningham,
Esq.                      1/21/99            7,500               (6)

Preferred Stock

JOH Purchase
 JOH Stockholders         8/14/98          400,000               (7)

(1)  These shares were issued in exchange for shares owned in Versatech.
     See Part III, Item 1, Exhibit A of Exhibit 10.1; also see Section 1.1(i) of Exhibit 10.1.

(2) 450,000 shares of "unregistered" and "restricted" common stock for non-capital raising services rendered by Consultants and Attorneys, all issued pursuant to Rule 701 of the Securities and Exchange Commission. See Part III, Item 1, Schedule A of Exhibit 10.1; see also Section 1.1(ii) of Exhibit 10.1, and Exhibit 10.3.

(3) "Unregistered" and "restricted" common stock issued under an exemption from registration provided for under Section 4(2) of the Securities Act of 1933, as amended, (the "1933 Act"), as finders and their donees. See
     Part III, Item 1, Schedule B, C, D and E of Exhibit 10.1; see also
     Section 1.1(iii) and (iv) of Exhibit 10.1.

(4) "Unregistered" and "restricted" common stock issued pursuant to a Private Placement made in reliance on Section 4(2) of the 1933 Act. See
     Part III, Item 1, Exhibit B of Exhibit 10.1; see also Section 1.1(v) of
     Exhibit 10.1.

(5)  193,767 "restricted" shares issued pursuant to the JOH Purchase.  See
     Part III, Item 1, Exhibit 10.2.

(6) Issued pursuant to an Engagement Letter under Rule 701 of the Securities and Exchange Commission. See Part III, Item 1, Exhibit 10.4.

(7) Issued to the JOH Stockholders; see the heading "Reorganization," Part I, Item 1, paragraph (2).

          Management believes each of the foregoing persons or entities was either an "accredited investor," or "sophisticated investor" as defined in Regulation D, Rule 506. Each had access to all material information regarding the Company prior to the offer, sale or issuance of these "restricted securities." The Company believes these shares were exempt from the registration requirements of 1933 Act, pursuant to Section 4(2) thereof.

Item 5.  Indemnification of Directors and Officers.
---------------------------------------------------

          Section 78.751(1) of the Nevada Revised Statutes ("NRS") authorizes a Nevada corporation to indemnify any director, officer, employee, or corporate agent "who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation" due to his or her corporate role. Section 78.751(1) extends this protection "against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding if he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful."

          Section 78.751(2) of the NRS also authorizes indemnification of the reasonable defense or settlement expenses of a corporate director, officer, employee or agent who is sued, or is threatened with a suit, by or in the right of the corporation. The party must have been acting in good faith and with the reasonable belief that his or her actions were not opposed to the corporation's best interests. Unless the court rules that the party is reasonably entitled to indemnification, the party seeking indemnification must not have been found liable to the corporation.

          To the extent that a corporate director, officer, employee, or agent is successful on the merits or otherwise in defending any action or proceeding referred to in Section 78.751(1) or 78.751(2), Section 78.751(3) of the NRS requires that he be indemnified "against expenses, including attorneys' fees, actually and reasonably incurred by him or her in connection with the defense."

          Section 78.751 (4) of the NRS limits indemnification under Sections 78.751 (1) and 78.751(2) to situations in which either (1) the stockholders, (2)the majority of a disinterested quorum of directors, or (3) independent legal counsel determine that indemnification is proper under the circumstances.

          Pursuant to Section 78.751(5) of the NRS, the corporation may advance an officer's or director's expenses incurred in defending any action or proceeding upon receipt of an undertaking. Section 78.751(6)(a) provides that the rights to indemnification and advancement of expenses shall not be deemed exclusive of any other rights under any bylaw, agreement, stockholder vote or vote of disinterested directors. Section 78.751(6)(b) extends the rights to indemnification and advancement of expenses to former directors, officers, employees and agents, as well as their heirs, executors, and administrators.

          Regardless of whether a director, officer, employee or agent has the right to indemnity, Section 78.752 allows the corporation to purchase and maintain insurance on his behalf against liability resulting from his or her corporate role.

                                 PART F/S

                       Index to Financial Statements
                  Report of Certified Public Accountants

Financial Statements*
--------------------

     Audited Financial Statements for the year ended December 31, 1997 and the period from December 27, 1996 (inception) through December 31, 1996
     -------------------------------------------------------------------

     Independent Auditors' Report

     Balance Sheets

     Statements of Operations

     Statements of Stockholders' Equity

     Statements of Cash Flows

     Notes to the Financial Statements

                   INDEPENDENT AUDITORS REPORT

To the Board of Directors
   Northport Industries, Inc.
   (formerly Versatech Manufacturing, Inc.,
   Hawk Systems, Inc., and Environmental Pyrogenics, Inc.)
   Del Rio, Texas

We have audited the accompanying consolidated balance sheet of Northport Industries, Inc. and subsidiary as of December 31, 1997, and the related consolidated statements of income, stockholders' equity and cash flows for the year then ended and the period from December 27, 1997 (Date of Inception) through December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Northport Industries, Inc. and subsidiary as of December 31, 1997, and the results of their operations and their cash flows for the periods then ended in conformity with generally accepted accounting principles.

Malone & Bailey, PLLC

Houston, Texas
February 20, 1998
   (except for Note 2, as to
   which the date is June 23, 1998)

                   NORTHPORT INDUSTRIES, INC.
             (Formerly Versatech Manufacturing, Inc.,
     Hawk Systems, Inc., and Environmental Pyrogenics, Inc.)
                          BALANCE SHEET
                        December 31, 1997

                              ASSETS
Current Assets
   Cash                                                          $  33,796
   Accounts receivable                                             248,929
   Common stock subscriptions receivable                            20,000
   Inventory                                                       279,466
   Prepaid expenses                                                 12,345
     Total Current Assets                                          594,536

Property and Equipment,
   net of $41,427 accumulated depreciation                         444,746

     TOTAL ASSETS                                               $1,039,282

     LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
   Current portion of installment debt                          $   14,754
   Due to related parties                                          202,592
   Accounts payable                                                220,704
   Accrued expenses                                                 38,639
     Total Current Liabilities                                     476,689
Long-Term Debt
   Installment debt
                                                                    43,577
   Due to related parties                                          390,000
     Total Liabilities                                             910,266

Stockholders' Equity
   Preferred stock, no par value, 12,500,000
     shares authorized, 5,921 shares issued
     and outstanding                                                 1,542
   Common stock, $.001 par value, 25,000,000
     shares authorized, 5,000,000 shares issued
     and outstanding                                                 5,000
   Paid in capital                                                 958,764
   Retained <deficit>                                             (836,290)
     Total Stockholders' Equity                                    129,016

     TOTAL LIABILITIES & STOCKHOLDERS' EQUITY                   $1,039,282

                See notes to financial statements.

                    NORTHPORT INDUSTRIES, INC.
             (Formerly Versatech Manufacturing, Inc.,
     Hawk Systems, Inc., and Environmental Pyrogenics, Inc.)
                        INCOME STATEMENTS

                                                       Period Ended
                                           Year Ended   December 31,
                                              1997          1996
Revenues, net of returns and allowances
     of $120,000                           $1,740,902         -

Cost of sales                              (2,115,787)   No Activity

     Gross Margin (Deficit)                (  374,885)

Operating Expenses
   Selling                                     32,030
   General and administrative                 195,296
   Related party salary                        80,000
   Depreciation                                41,427
   Interest                                    62,522
   Bad debts                                   50,130

                                              461,405

     Net (loss)                           $(  836,290)

Net loss per common share                      $(0.27)

Weighted average common shares
     outstanding                            3,038,356

                See notes to financial statements.

                    NORTHPORT INDUSTRIES, INC.
             (Formerly Versatech Manufacturing, Inc.,
     Hawk Systems, Inc., and Environmental Pyrogenics, Inc.)
                     STATEMENTS OF CASH FLOWS
                                                               Period Ended
                                                  Year Ended   December 31,
                                                     1997          1996
Cash Flows Used By Operating Activities
  Net (loss)                                      $(  836,290)
  Adjustments to reconcile net income
     to net cash provided by operating
     activities:
     Depreciation                                      41,427   No Activity
     Expenses offset by contribution to equity
       Stockholder salary                              74,400
       Stockholder loan interest                       62,070
       Stockholder services                            15,583
     Changes in net assets and liabilities
        Accounts receivable                        (  248,929)
        Inventory                                  (  249,466)
        Prepaid expenses                           (   12,345)
        Accounts payable                              220,705
        Accrued expenses                               38,639
Net Cash Used By Operating Activities              (  894,205)

Cash Flows From Investing Activities
   Purchases of property and equipment             (  115,474)

Cash Flows From Financing Activities
   Proceeds from advances by stockholders             984,144
   Proceeds from new installment debt                  59,597
   Payments of installment debt                    (    1,266)
   Sale of common stock                                 1,000
Net Cash Provided From
     Financing Activities                           1,043,475
     Net increase in cash                              33,796
Cash Balance
     - at beginning of year                                 0
     - at end of year                              $   33,796

                See notes to financial statements.

                        NORTHPORT INDUSTRIES, INC.
                 (Formerly Versatech Manufacturing, Inc.,
          Hawk Systems, Inc., and Environmental Pyrogenics, Inc.)
                    STATEMENTS OF STOCKHOLDERS' EQUITY

                          Preferred        Common    Paid In Accumulated
                        Shares Amount  Shares Amount Capital (Deficit)  Totals
            -  -   No activity prior to January 1, 1997   -  -
Stock issued for
   Initial Contributions
     - Cash                              100  $  100 $   900          $  1,000
Conversion to equity of
  additional amounts payable
  to original stockholders
     - Cash                                          407,137           407,137
     - Equipment                                     370,699           370,699
     - Accrued loan interest                          56,606            56,606
Reverse merger with EPI:
  Existing EPI stock      5,921 $1,542 50,000    50   (1,592)
  Additional capital
    contributions by
    EPI shareholders
     - Cash                           350,000   350   49,650           50,000
     - Services                     1,600,000 1,600  158,400          160,000
  Exchange of $1 par
    Company stock for
    $.001 par EPI stock
     - reversal of $1 par                (100) (100)     100
     - issuance of $.001 par        3,000,000 3,000   (3,000)
  Less:  costs of issuance                          (160,000)        (160,000)
Contribution of services
  by officer                                          74,400           74,400
Imputed interest on stockholder
  cash advances                                        5,464            5,464

Net deficit                                                $(836,290)(836,290)
Balances,
  December 31, 1997   5,921 $1,542 5,000,000 $5,000$958,764$(836,290)$129,016

                    See notes to financial statements.

                     NORTHPORT INDUSTRIES, INC.
             (Formerly Versatech Manufacturing, Inc.,
     Hawk Systems, Inc., and Environmental Pyrogenics, Inc.)
                  NOTES TO FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business. Northport Industries, Inc. (the "Company") originally incorporated itself in Texas as Hawk Systems, Inc. on December 27, 1996. The Company renamed itself Versatech Manufacturing, Inc. ("VMI") in June, 1997. On December 24, 1997, the Company entered into a merger with an inactive 1933 Act public shell, Environmental Pyrogenics, Inc. ("EPI"), in a transaction accounted for as a reverse merger using the purchase method of accounting. The merger transaction was accomplished by exchanging all 100 outstanding shares (100%) of VMI for 3,000,000 shares (60%) of EPI. As part of the merger Agreement, the Company renamed itself Northport Industries, Inc.

The Company is the result of the evolution of a joint venture between a wholly-owned subsidiary [Gecamex Industries, Inc. ("Gecamex")] of the Canadian public company Versatech Industries, Inc. ("Versatech"), and Fairfax Industries, Inc. ("Fairfax"), a Michigan corporation. The Company currently operates a 20,000 square foot warehouse in Del Rio, Texas and a 40,000 square foot maquiladora production plant in Acuna, Mexico, across the border from Del Rio. The Company machine sews golf bags, auto parts and child safety seats.

Principles of consolidation. The financial statements include the accounts of the Company and its wholly-owned subsidiary, Versatech Marketing, Inc. Significant intercompany transactions and balances have been eliminated. The Company subcontracts all Mexican plant operations to a nominee owner in Mexico, through which the Company substantially directs all such operations. All such costs are paid weekly and included as manufacturing costs of the Company.

Estimates and assumptions. Preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses at the balance sheet date and for the period then ended. Actual results could differ from these estimates.

Foreign currencies. All Mexican costs and expenses are paid as incurred in U. S. dollars translated at the then-prevailing exchange rate. No assets or liabilities exist at balance sheet date that are denominated in any foreign currency. No funds are held in foreign currencies and no currency trading gains or losses are recorded during the year.

Revenue recognition. Revenue is recognized when products are shipped. Bad debts are considered insignificant and are written off as identified.

Cash and equivalents represent cash and short-term, highly liquid investments with original maturities three months or less.

Inventory is stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method. A summary of inventory is as follows:

          Finished goods                                           $113,733
          Raw materials                                             165,733
                                                                   $279,466

Property and equipment are recorded at cost. Assets acquired from either of the two original shareholders are recorded at their original cost. Depreciation for financial reporting purposes is determined on a straight-line basis with the following estimated useful lives, by class:

     Production and warehouse equipment    10 years        $377,121
     Vehicles                               5   "            59,514
     Office furniture and equipment        10   "            19,538
                                                           $456,173

Income taxes. Mexican income taxes are reported by the nominee Mexican entity on nominal earnings and are reimbursed by the Company. Such amounts are considered immaterial and are included as a cost of goods sold. No U. S. income taxes are due as the Company has operated at a loss.

Earnings per share are computed on the basis of the weighted average number of common shares outstanding, in accordance with FASB Statement 128. One outstanding stock option existed at year-end, and was immaterial with respect to this calculation. There were no stock-based compensation arrangements.

Cash flow statement disclosures include interest actually paid during 1997 of $452. Other non cash transactions include: contribution of inventory and fixed assets by Versatech, $30,000 and $370,699, respectively; exchange of services for stock by EPI consultants valued at $160,000; imputed officer salary and related party imputed loan interest of $74,400 and $5,464, respectively; Gecamex debt accrued interest contributed to capital of $56,606; and stockholder consulting services owed of $15,583. The imputed and accrued interest and imputed stockholder salary were contributions to capital in 1997.


NOTE 2 - GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements during the year ended December 31, 1997, the Company incurred a loss of $972,242. In addition, several major customers during 1997 are no longer customers of the Company, due to billing and quality control disputes. Further, the Company has been notified by its minority shareholder Gecamex that it might be in violation of terms of its December 15, 1997 shareholder agreement relating to share transferability, right of first refusal and a commitment to obtain additional timely financing (see Note 6). These factors among others may indicate that the Company will be unable to continue as a going concern for a reasonable period of time.

The financial statements do not Include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company has reached an agreement with a beet efforts clause to raise $1,000,000 in new equity financing. In addition, the Company has obtained significant new sales orders from new customers and management projects profitable operations for the first half of 1998. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to comply with the terms of its stock repurchase from Gecamex, to obtain additional financing as may be required, to successfully increase production, and ultimately to attain profitability.

NOTE 3 - INSTALLMENT DEBT

A summary as of December 31, 1997 is as follows:
  Two notes payable to GMAC, payable in 36
     remaining equal monthly installments of $1,056,
     including interest at 9.6% APR, collateralized
     by two 1997 Chevrolet vans                             $ 41,851

  Note payable to Clark Credit, payable in 33
     remaining equal monthly installments of $573,
     including interest at 10.4% APR, collateralized
     by a forklift                                            16,481
     Less:  amounts due in 1998                              (14,754)
          Net long-term portion due                         $ 43,578

Long-term debt is due $16,054 in 1999 and $27,524 in 2000.

NOTE 4 - RELATED PARTY DEBT

A summary as of December 31, 1997 is due as follows:

  Note payable to Gecamex, payable $25,000 in two
     installments in each of 1998, 1999, 2000 and
     2001, plus interest at prime + 2%, secured by
     substantially all assets owned by the Company
     as of June 30, 1997                                      $100,000

  Note payable to Gecamex, payable $75,000 in two
     installments in each of 1998, 1999, 2000, and
     2001, plus interest at prime + 2%, secured by
     substantially all assets owned by the Company
     as of June 30, 1997                                       300,000

  Advances payable to Gecamex, representing
     additional loans made to the Company made
     since June 30, 1997, unsecured, payable on
     demand, and bearing no interest                            46,834

  Advances payable to Fairfax, representing loans
     made to the Company since inception, unsecured,
     payable on demand, and bearing no interest                 27,000

  Advance made by Cenote Plastics, Inc., in
     anticipation of a purchase of 900,000 shares
     of common stock, consummated in February, 1998,
     unsecured and bearing no interest                          90,000

  Advance made by Robert Michelini, net of
     repayments of $13,744, unsecured, payable on
     demand, and bearing no interest                            28,758

     Less:  amounts due in 1998                               (202,592)

          Net long-term portion due                           $390,000

Long term debt is due $100,000 in each of 1999, 2000, and 2001. The $90,000 was reclassified into stockholders' equity in February, 1998. Imputed interest of $5,464 at 9% was added to stockholders' equity for the other non-interest bearing notes.

NOTE 5 - CONTINGENCIES

Mexican law requires termination pay for employees who are laid off. Such payment is based on a formula including pay rate and years of service. Consistent with the practice of many other maquiladora plants, the Company has not set up a reserve for such payments, contending they are unlikely to ever be due. If an employee quits, he or she is not entitled to any such termination pay. The Company estimates its maximum theoretical exposure to such a liability, as if all employees had been laid off on December 31, 1997, of $100,000.

Many debts of TTM (see Note 6), incurred before its assets were purchased by the Company on February 3, 1995, remain unpaid due to the insolvency of TTM. While the Company claims priority creditor status due to its filing of a lien in Texas for unpaid debts due by TTM to the Company, some of these debts are from Mexico where Texas law regarding priority status of secured creditors may not apply. The Company has set up a $30,000 reserve for the possible future payment of some claims. Only one lawsuit has been filed regarding such a claim, for $9,800. No lawsuits have been threatened.

NOTE 6 - CAPITAL STOCK

The Company is the result of the evolution of a joint venture between Gecamex and Fairfax. Gecamex was formed in 1991 to set up a maquiladora plant in Piedras Negras, Mexico in a joint venture with Century Products, Inc., who bought out Gecamex's share in 1996. This plant joint venture was managed by Robert Michelini, a founder and one of two principal shareholders of Fairfax. Mr. Michelini left in 1994 to pursue his Fairfax
business exclusively.   Gecamex then set up a second facility by
buying Twin Plant International, Inc. ("Twin Plant") in Acuna in
1994.

In 1992, Greg Hykes formed TTM, Inc. ("TTM"), a maquiladora plant in Acuna, which made toys and performed contract machine sewing.

Fairfax was formed in 1986 by Robert Michelini and Brad Osgood for the purpose of machine sewing auto parts and sporting goods, plastic injection molding, and making aerospace tools. Fairfax purchased Trim & Design, Inc. ("Trim & Design"), a Michigan corporation which was formerly a wholly-owned subsidiary of Versatech, in 1994. Trim & Design machine sewed marine seats and auto parts. Fairfax then purchased the assets and customer base of TTM in 1995 by assuming certain debts and issuing 20% of its outstanding stock to Mr. Hykes. Fairfax shut down both Trim & Design and TTM in late 1996.

On January 2, 1997, Fairfax entered into an agreement with Gecamex to form the Company, with $300,000 in fair value of sewing machines and related equipment loaned by Fairfax, and $300,000 in cash loaned by Gecamex. Fairfax received 49 shares for a 49% ownership interest and Gecamex received 51 shares, for a 51% ownership. During 1997, Gecamex decided to reduce its ownership of its maquiladora operations. On December 15, 1997, Gecamex and Fairfax entered into a Stock Purchase and Settlement Agreement, whereby Gecamex (i) returned 38.75 shares to the Company, and (ii) contributed all monies advanced over the original $300,000 agreed-upon note balance, including $373,512 in cash, $26,392 in equipment, and $56,606 in accrued interest, to contributed capital. As consideration, Gecamex received a $100,000 promissory note, due over a 3-year period, and a 5% royalty of all revenues (less certain expenses) from one specific major customer for 1998 and thereafter, until both of the $100,000 and the original $300,000 promissory notes are paid in full. In addition, Fairfax agreed to obtain $400,000 additional financing for the Company on or before March 15, 1998. The agreement also calls for restrictions on ownership transfer and gives Gecamex the right of first refusal on any sales of stock by the Company. Gecamex and the Company each have the option to require the sale of Gecamex's remaining shares (12.25 before the exchange with EPI, which occurred December 2, 1997, and 367,500 shares afterwards) to the Company anytime before December 31, 2002. The purchase price is based on a formula involving net average income of the Company. The 38.75 shares returned (1,162,500 post EPI exchange shares) are collateral for performance by the Company.

Also in December, Tom Michelini, son of Robert Michelini, purchased the 20% Company stock ownership interest of Mr. Hykes for $10,000 in cash and $25,000 in former TTM debt assumptions. Earlier in the year, Mr. Hykes left the Company to pursue other opportunities.

Subsequent to year-end, Gecamex shut its Twin Plant operation, and entered into negotiations with the Company to assume all of its sewing and plastic injection-molding operations.

NOTE 7 - OPERATING LEASES

The Company currently leases its Del Rio warehouse under a month-to-month arrangement for $1,650 per month. Its two Mexican facilities are leased through its Mexican nominee company for $8,579 per month, renewable December 1, 1999. Minimum lease payments due are $102,948 in 1998 and $94,369 in 1999.

NOTE 8 - MAJOR CUSTOMERS AND VENDORS

Major customers during 1997 were:

          Colortex                    $309,793       or 19.1% of sales
          Ace Bayou                    253,390        " 15.6%
          Gerry Baby Products          280,197        " 17.2%
          Evenflo                      276,592        " 17.0%

Of the above, Colortex is no longer a customer of the Company.
Colortex and Ace Bayou were significant customers of TTM in 1996, accounting for 52% of TTM's $1,076,000 1996 sales.

The Company transferred $1,170,830 to the Mexican corporation during 1997 to pay for Mexican plant rent, salaries and other overhead for 1997. There were no other vendors that accounted for 10% or more separately of the Company's cost of goods sold.

     Unaudited Financial Statements for the period ended
     September 30, 1998
     ------------------

     Balance Sheet

     Statements of Operations

     Statements of Stockholders' Equity

     Statements of Cash Flows

     Notes to the Financial Statements

                         NORTHPORT INDUSTRIES, INC.
                               BALANCE SHEET
                            September 30, 1998
                                 UNAUDITED
                                  ASSETS
Current Assets
  Cash                                                   $   37,077
  Accounts receivable                                       236,215
  Inventory                                                 268,967
  Other                                                      41,839
     Total Current Assets                                   584,098
Property and Equipment, net of $96,854
     accumulated depreciation                               647,840

Patent                                                      405,824

     TOTAL ASSETS                                        $1,637,762

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Current portion of installment debt                    $   14,754
  Due to related parties                                     55,758
  Accounts payable                                          379,801
  Accrued expenses                                           70,457
     Total Current Liabilities                              520,770
Long-Term installment debt                                   26,802
     Total Liabilities                                      547,572

Redeemable Common stock, 80,400 shares                      241,200
Stockholders' Equity
  Preferred stock, no par value, 12,500,000 shares
    authorized, 5,921 shares issued and outstanding           1,542
  Common stock, $.001 par value, 25,000,000 shares
    authorized, 5,274,569 shares issued and
    outstanding                                               5,275
  Paid in capital                                         1,582,599
  Retained <deficit>                                     (  740,426)

     Total Stockholders' Equity                             848,990

     TOTAL LIABILITIES & STOCKHOLDERS' EQUITY            $1,637,762

                         NORTHPORT INDUSTRIES, INC.
                             INCOME STATEMENTS
               Nine Months Ended September 30, 1998 and 1997
                                 UNAUDITED
                                                      1998         1997
Revenues
  Sales of products                                $2,392,788   $1,272,994
  License fee revenue                                 405,823
     Total Revenues                                 2,798,611    1,272,994

Cost of sales                                       2,108,452    1,536,841

     Gross Margin (Deficit)                           690,159    ( 263,847)

Operating Expenses
   Selling                                             36,901       25,501
   General and administrative                         416,091      198,131
   Depreciation                                        11,930       31,070
   Interest                                            15,708       44,559
   Bad debts                                          113,666       50,129

     Total Operating Expenses                         594,296      349,390

     Net income (loss) before taxes                    95,863    ( 613,237)

Income taxes                                                0            0

     Net income (loss)                             $   95,863   $( 613,237)

Net income (loss) per common share                     $ 0.02       $(0.27)
Weighted average common shares
     outstanding                                    5,274,569    3,038,356

                        NORTHPORT INDUSTRIES, INC.
                         STATEMENTS OF CASH FLOWS
               Nine Months Ended September 30, 1998 and 1997
                                 UNAUDITED
                                                      1998         1997
Cash Flows Used By Operating Activities
  Net income (loss)                                $  95,863     $(613,237)
  Adjustments to reconcile net income to net cash
    provided by operating activities:
     Depreciation                                     55,427        24,499
     Expenses offset by contribution to equity
       Stockholder salary                                           60,000
       Stockholder loan interest                                    40,000
       Stockholder services                                         15,583
       License fee revenue                          ( 405,823)
     Shares issued for services                       140,000
     Changes in net assets and liabilities
        Accounts receivable                         ( 147,286)    (288,484)
        Inventory                                      10,499     (295,280)
        Other current assets                        (  29,494)    ( 16,046)
        Accounts payable                              159,098      137,048
        Accrued expenses                               31,818       39,600
Net Cash Used By Operating Activities               (  89,898)    (896,317)

Cash Flows From Investing Activities
  Purchases of property and equipment               (  76,745)    ( 95,649)

Cash Flows From Financing Activities
  Sale of common stock                                154,700        1,000
  Collection of stock subscriptions
     receivable                                        20,000
  Proceeds from advances by stockholders               12,000      953,369
  Proceeds from new installment debt                                43,813
  Payments of installment debt                      (  16,776)   (     906)
     Net Cash Provided From
       Financing Activities                           169,924      997,276

     Net increase in cash                               3,281        5,310

Cash Balance
     - at beginning of year                            33,796            0

     - at end of year                               $  37,077    $   5,310

                         NORTHPORT INDUSTRIES, INC.
                       NOTES TO FINANCIAL STATEMENTS

NOTE 1 - BASIS OF PRESENTATION

The accompanying unaudited interim financial statements of Northport Industries, Inc. have been prepared in accordance with generally accepted accounting principles and the rules of the Securities and Exchange Commission ("SEC"), and should be read in conjunction with the audited financial statements and notes thereto contained elsewhere in this Form 10. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the financial statements which would substantially duplicate the disclosure contained in the audited financial statements for 1997 have been omitted.

NOTE 2 - BANK CREDIT LINE

The Company secured a new $300,000 revolving credit line from Del Rio National Bank on October 27, 1998. This line bears interest at prime + 3%, matures April 25, 1999, and is secured by certain accounts receivable.

NOTE 3 - ISSUANCE OF COMMON STOCK

During 1998 the Company sold 51,750 shares of its common stock for $78,500, and issued another 235,752 shares of stock for $76,200 cash plus financial consulting and other services valued at $140,000.


    * Audited financial statements of the Company for the years ended December 31, 1998 and 1997, will be filed with the Securities and Exchange
Commission
    prior the effective date of this Registration Statement.


                                 PART III

Item 1.  Index to Exhibits.
---------------------------

          The following exhibits are filed as a part of this Registration
Statement:


Exhibit
Number      Description*
------      ------------

3.1       Initial Articles of Incorporation

3.2       Certificate of Amendment to
          Articles of Incorporation dated January 8, 1998 respecting name change and 157.7668 for 1 reverse split

3.3 Certificate of Amendment to the Articles of Incorporation dated December 1, 1998, regarding the Series A Non-Voting
          Preferred Stock

3.4       By-Laws

10.1      Agreement and Plan of Reorganization dated December 24, 1997
               Exhibit A-Versatech Manufacturing Inc. stockholders
               Schedule A-701 securities
               Schedule B-Section 4(2) securities
               Schedule C-Section 4(2) securities
               Schedule D-Section 4(2) securities
               Schedule E-Section 4(2) securities
               Exhibit B-Private Placement Stockholders
               Exhibit C-Environmental Pyrogenics, Inc. financial statements for the years ended December 31, 1996 and 1995 and for the period ended March 31, 1997
               Exhibit D-Exceptions
               Exhibit E-Versatech Manufacturing, Inc. financial statements
               Exhibit F-Exceptions
               Exhibit G-Investment Letter
               Exhibit H-Certificate of Officer for Environmental Pyrogenics,
                         Inc.
               Exhibit I-Certificate of Officer for Versatech Manufacturing,
                         Inc.

10.2      Offer to Purchase dated August 14, 1998 of JOH Rubber Inc.
               Schedule B-Release

10.3      Written Compensation Agreement dated December 22, 1997

10.4      Engagement Letter

27        Financial Data Schedule


          * Summaries of all exhibits contained within this Registration Statement are modified in their entirety by reference to these Exhibits.

                              SIGNATURES

          In accordance with Section 12 of the Securities
Exchange Act of 1934, the Registrant has caused this Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         NORTHPORT INDUSTRIES, INC.


Date: 3/8/99                             By:/s/Robert L. Michelini
                                             ------------------------
                                             Robert L. Michelini, Director
                                             and President

Date: 3/8/99                             By:/s/Matt Baumgartner
                                             ------------------------
                                             Matt Baumgartner, Director
                                             Secretary

Date: March 8, 99                        By:/s/Len Baker
                                             ---------------------------
                                             Len Baker, Treasurer, Assistant
                                             Secretary, Vice President and
                                             Director

Date: March 8, 1999                      By:/s/Fernando Gonzalez
                                             ---------------------------
                                             Fernando Gonzales Garza
                                             Director

Date: 3/8/99                             By:/s/Bradley D. Osgood
                                             ---------------------------
                                             Bradley D. Osgood, Director